UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC File Number
001-32426

NOTIFICATION OF LATE FILING	CUSIP Number
962 08T 104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WEX Inc.
Full Name of Registrant

Former Name if Applicable

97 Darling Avenue
Address of Principal Executive Office (Street and Number)

South Portland, ME 04106
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WEX Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its annual report on Form 10-K for the year ended December 31, 2016 within the prescribed time period because it requires additional time to complete its assessment of the Company’s internal control over financial reporting; accordingly, the Company’s independent registered accounting firm, Deloitte & Touche LLP (“Deloitte”), has not yet completed its audit of the Company’s internal control over financial reporting as of December 31, 2016.  As a “large accelerated filer,” the Company is required to provide management’s report on its assessment of its internal control over financial reporting, together with Deloitte’s audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

In the course of completing its assessment of internal control over financial reporting as of December 31, 2016, management identified a number of deficiencies related to the design and operating effectiveness of information technology (“IT”) general controls for certain information systems that comprise part of the Company’s system of internal control over financial reporting and are relevant to the preparation of its consolidated financial statements (such information technology systems are referred to as the “affected IT systems”). These deficiencies involve user access controls and program change management controls. These controls are intended to ensure that access to financial applications and data is adequately restricted to appropriate personnel, and that changes affecting the financial applications and underlying account records are made by only authorized individuals. As a result of the deficiencies identified, there is a possibility that the effectiveness of business process controls, certain of which are dependent on the affected IT systems, or electronic data and financial reports, generated from the affected IT systems, could be adversely affected. Therefore, management has concluded that, as of December 31, 2016, there was a material weakness in internal control over financial reporting related to information technology general controls in the areas of user access and program change management for the affected IT systems. As a result, the Company undertook an extensive review and analysis of the affected IT systems, which is substantially complete. Those reviews and analyses, for which the initial focus was on the most critical systems and material account balances and classes of transactions continue, and accordingly, Deloitte's audit is not finished.

Based on the reviews and analyses to date, the Company does not expect adjustments to the previously announced financial results. The Company is working diligently to finalize the assessment of internal control over financial reporting and obtain the related attestation from Deloitte. The Company expects to finalize its financial results and file its Annual Report on Form 10-K no later than the prescribed due date allowed pursuant to Rule 12b-25.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Roberto Simon	(207)	773-8171
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WEX Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2017	By:	/s/ Roberto Simon
	Name:	Roberto Simon
	Title:	Chief Financial Officer